PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 7. Financial Statements

WayBetter, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2015 and 2014

WAYBETTER, INC.

TABLE OF CONTENTS

To the Board of Directors of
Waybetter, Inc.
New York, New York

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Waybetter, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waybetter, Inc., as of December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Correction of Error

As discussed in Note 3 to the financial statements, certain errors resulting in the overstatement of customer deposits and understatement of net revenues as of and for the year ended December 31, 2014, respectively, were discovered by management of the Company during the current year. Accordingly, amounts reported for customer deposits and net revenues have been restated in the 2015 financial statements now presented to correct the error. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, and has sustained net losses of $1,803,393 and $463,345 for the years ended December 31, 2015 and 2014, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
June 30, 2016

WAYBETTER, INC.
BALANCE SHEETS
As of December 31, 2015 and 2014

	2015	2014
		(As Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$3,822,559	$4,249,672
Other current assets	19,030	17,961
Deferred financing costs	29,500	-
Total Current Assets	3,871,089	4,267,633

Non-Current Assets:
Property, equipment, and software, net	91,790	21,735
Due from related party	250,000	150,000
Total Non-Current Assets	341,790	171,735

TOTAL ASSETS	$4,212,879	$4,439,368

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accrued expenses and other liabilities	$107,812	$90,614
Customer deposits	3,066,750	2,137,835
Deferred revenue	373,652	276,455
Total Liabilities	3,548,214	2,504,904

Stockholders' Equity:
Convertible Preferred Stock, 35,091,802 shares authorized, $0.001 par, designated as:
Series A Preferred Stock, 6,330,413 shares issued and outstanding 6,547,657 shares designated, liquidation preference of $2,774,060 at each December 31, 2015 and 2014	6,330	6,330

Series Seed Preferred Stock, 7,912,402 shares issued and outstanding 7,912,402 shares designated, liquidation preference of $1,967,305, at each December 31, 2015 and 2014	7,913	7,913

Series A-1 Preferred Stock, 631,743 shares issued and outstanding 631,743 shares designated, liquidation preference of $433,439 at December 31, 2015	632	-

Common Stock, $0.001 par, 50,000,000 shares authorized, 10,977,225 and 10,857,791 shares issued and outstanding at December 31, 2015 and 2014, respectively.	10,977	10,858
Additional paid-in capital	5,380,718	4,847,875
Accumulated deficit	(4,741,905)	(2,938,512)
Total Stockholders' Equity	664,665	1,934,464

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,212,879	$4,439,368

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAYBETTER, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2015 and 2014

	2015	2014
		(As Restated)

Net Revenues	$2,984,097	$2,193,976
Cost of Net Revenues	1,415,666	978,045
Gross Profit	1,568,431	1,215,931

Operating Expenses:
Compensation & benefits	1,748,581	767,988
Technology & analytics	573,976	324,709
Sales & marketing	334,618	253,531
General & administrative	366,370	167,238
Professional fees	277,592	153,712
Total Operating Expenses	3,301,137	1,667,178

Loss from operations	(1,732,706)	(451,247)

Other Income (Expense):
Interest income	3,083	1,235
Interest expense	(73,770)	(13,333)
Total Other Income (Expense)	(70,687)	(12,098)

Provision for Income Taxes	-	-

Net Loss	$(1,803,393)	$(463,345)

Weighted-average common shares outstanding - Basic and Diluted	10,897,325	10,857,791
Net loss per common share - Basic and Diluted	$(0.17)	$(0.04)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAYBETTER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2015 and 2014

					Preferred Stock

	Common Stock		Series Seed Preferred Stock		Series A Preferred Stock		Series A-1 Preferred Stock
											Total
	Number of		Number of		Number of		Number of		Additional Paid	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity

Balance - January 1, 2014	10,000,000	$10,000	3,703,773	$3,704	-	$-	-	$-	$1,146,516	$(2,475,167)	$(1,314,947)
Conversion of convertible notes	-	-	3,583,542	3,584	-	-	-	-	963,976	-	967,560
Issuance of Series A Preferred Stock, net of issuance costs	-	-	-	-	5,830,306	5,830	-	-	2,715,387	-	2,721,217
Stock-based compensation	-	-	-	-	-	-	-	-	23,979	-	23,979
Net Loss, as restated (Note 3)	-	-	-	-	-	-	-	-	-	(463,345)	(463,345)
Retroactive application of 1.0857791 to 1 stock split	857,791	858	625,087	625	500,107	500	-	-	(1,983)		-
Balance - December 31, 2014, as restated	10,857,791	$10,858	7,912,402	$7,913	6,330,413	$6,330	-	$-	$4,847,875	$(2,938,512)	$1,934,464

Deferred financing costs	-	-	-	-	-	-	-	-	73,800		73,800
Stock Grant	10,000	10	-	-	-	-	-	-	4,748	-	4,758
Warrant Exercises	100,000	100	-	-	-	-	-	-	900	-	1,000
Issuance of Series A-1 Preferred Stock	-	-	-	-	-	-	581,838	582	432,829	-	433,411
Stock-based compensation	-	-	-	-	-	-	-	-	20,625	-	20,625
Net Loss	-	-	-	-	-	-	-	-		(1,803,393)	(1,803,393)
Retroactive application of 1.0857791 to 1 stock split	9,434	9	-	-	-	-	49,905	50	(59)	-	-
Balance - December 31, 2015	10,977,225	$10,977	7,912,402	$7,913	6,330,413	$6,330	631,743	$632	5,380,718	$(4,741,905)	$664,665

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAYBETTER, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014

	2015	2014
		(As Restated)

Cash Flows From Operating Activities
Net loss	$(1,803,393)	$(463,345)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation and amortization	11,609	37,119
Stock-based compensation	20,625	23,979
Stock grant	4,758	-
Amortization to interest expense on deferred financing costs	73,800	13,485

Changes in operating assets and liabilities:
(Increase)/Decrease in other current assets	(1,069)	(16,455)
(Increase)/Decrease in deferred financing costs	(29,500)	-
Increase/(Decrease) in accrued expenses and other liabilities	17,198	43,957
Increase/(Decrease) in accrued backpay - related party	-	(151,666)
Increase/(Decrease) in customer deposits	928,915	1,138,204
Increase/(Decrease) in deferred revenue	97,197	134,674
Net Cash Provided by Operating Activities	(679,860)	759,952

Cash Flows From Investing Activities
Purchase of property and equipment	(15,831)	(12,954)
Purchase of capitalized software	(65,833)	(10,111)
Advance to related party	(100,000)	(150,000)
Net Cash Used In Investing Activities	(181,664)	(173,065)

Cash Flows From Financing Activities
Proceeds from issuance of Series A Preferred Stock	-	2,774,060
Proceeds from the issuance of Series A-1 Stock	433,411	-
Offering costs	-	(52,843)
Warrant exercises	1,000	-
Net Cash Provided By Financing Activities	434,411	2,721,217

Net Change In Cash and Cash Equivalents	(427,113)	3,308,104

Cash and Cash Equivalents at Beginning of Period	4,249,672	941,568
Cash and Cash Equivalents at End of Period	$3,822,559	$4,249,672

Supplemental disclosure of Non-Cash Financing Activities:
Conversion of convertible notes to Series Seed Preferred Stock	$-	$967,560
Fair value of warrants issued for financing arrangement	$73,800	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

WAYBETTER, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2015 and 2014

NOTE 1: NATURE OF OPERATIONS

WayBetter, Inc. (the "Company"), is a corporation organized July 22, 2010 under the laws of Delaware. The Company was founded in 2010, as DietBet, Inc. in order to develop a social motivation platform that helps people lose weight. On August 13, 2014, the company filed an Amended and Restated Certificate of Incorporation changing its name from DietBet, Inc. to WayBetter, Inc., and expanded its mission to use a mix of competition, collaboration, and financial incentives to provide a social motivation platform that helps people adopt healthy behaviors, such as exercising more, quitting smoking, and managing stress.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $(1,803,393) and $(463,345) for the years ended December 31, 2015 and December 31, 2014, respectively. These factors, among others, raise substantial doubt to the Company’s ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the year ended December 31, 2015, certain errors resulting in the overstatement of customer deposits and understatement of net revenues totaling $146,103 as of and for the year ended December 31, 2014, were discovered by the Company. Accordingly, amounts reported for net revenues have been restated in the 2014 financial statements now presented to correct the error.

WAYBETTER, INC.
BALANCE SHEETS
As of December 31, 2014

	As Previously
	Reported	Adjustment	As Restated
ASSETS
Current Assets:
Cash and cash equivalents	$4,249,672	-	$4,249,672
Other current assets	17,961	-	17,961
Deferred financing costs	-	-	-
Total Current Assets	4,267,633	-	4,267,633

Non-Current Assets:
Property, equipment, and software, net	21,735	-	21,735
Due from related party	150,000	-	150,000
Total Non-Current Assets	171,735	-	171,735

TOTAL ASSETS	$4,439,368	-	$4,439,368

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accrued expenses and other liabilities	$90,614	-	$90,614
Customer deposits	2,283,938	(146,103)	2,137,835
Deferred revenue	276,455	-	276,455
Total Liabilities	2,651,007	(146,103)	2,504,904

Stockholders' Equity:
Convertible Preferred Stock, 35,091,802 shares authorized, $0.001 par, designated as:
Series A Preferred Stock, 6,330,413 shares issued and outstanding, 6,547,657 shares designated, liquidation preference of $2,774,060, at December 31, 2014	6,330	-	6,330
Series Seed Preferred Stock, 7,912,402 shares issued and outstanding, 7,912,402 shares designated, liquidation preference of $1,967,305, at December 31, 2014	7,913	-	7,913

Common Stock, $0.001 par, 50,000,000 shares authorized, 10,977,225 shares issued and outstanding at December 31, 2014	10,858	-	10,858

Additional paid-in capital	4,847,875	-	4,847,875
Accumulated deficit	(3,084,615)	146,103	(2,938,512)
Total Stockholders' Equity	1,788,361	146,103	1,934,464

WAYBETTER, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2014

	As Previously
	Reported	Adjustment	As Restated

Net Revenues	$2,047,873	$146,103	$2,193,976
Cost of Net Revenues	978,045		978,045
Gross Profit	1,069,828	146,103	1,215,931

Operating Expenses:
Compensation & benefits	767,988	-	767,988
Technology & analytics	324,709	-	324,709
Sales & marketing	253,531	-	253,531
General & administrative	167,238	-	167,238
Professional fees	153,712	-	153,712
Total Operating Expenses	1,667,178	-	1,667,178

Loss from operations	(597,350)	146,103	(451,247)

Other Income (Expense):
Interest income	1,235	-	1,235
Interest expense	(13,333)	-	(13,333)
Total Other Income (Expense)	(12,098)	-	(12,098)

Provision for Income Taxes	-	-	-

Net Loss	$(609,448)	$146,103	$(463,345)

Weighted-average common shares outstanding - Basic and Diluted	10,857,791		10,857,791

Net loss per common share - Basic and Diluted	$(0.06)		(0.04)

WAYBETTER, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2014

	(As previously reported)	Adjustment	As Restated

Cash Flows From Operating Activities
Net loss	$(609,448)	146,103	$(463,345)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Depreciation and amortization	37,119	-	37,119
Stock-based compensation	23,979	-	23,979
Amortization to interest expense on deferred financing costs	13,485	-	13,485

Changes in operating assets and liabilities:
(Increase)/Decrease in other current assets	(16,455)	-	(16,455)
Increase/(Decrease) in accrued expenses and other liabilities	43,957	-	43,957
Increase/(Decrease) in accrued backpay - related party	(151,666)	-	(151,666)
Increase/(Decrease) in customer deposits	1,284,307	(146,103)	1,138,204
Increase/(Decrease) in deferred revenue	134,674	-	134,674
Net Cash Provided by Operating Activities	759,952	-	759,952

Cash Flows From Investing Activities
Purchase of property and equipment	(12,954)	-	(12,954)
Purchase of intangible assets	(10,111)	-	(10,111)
Advance to related party	(150,000)	-	(150,000)
Net Cash Used In Investing Activities	(173,065)	-	(173,065)

Cash Flows From Financing Activities
Proceeds from issuance of Series A Preferred Stock	2,774,060	-	2,774,060
Offering costs	(52,843)	-	(52,843)
Net Cash Provided By Financing Activities	2,721,217	-	2,721,217

Net Change In Cash and Cash Equivalents	3,308,104	-	3,308,104

Cash and Cash Equivalents at Beginning of Period	941,568	-	941,568
Cash and Cash Equivalents at End of Period	$4,249,672	$-	$4,249,672

Supplemental disclosure of Non-Cash Financing Activities:
Conversion of convertible notes to Series Seed Preferred Stock	$967,560	$-	$967,560

NOTE 4: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and concentration of cash balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable, accrued expenses and debt approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The useful life of the Company's capitalized assets as of December 31, 2015 and 2014 is three years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

The Company accounts for software development costs in accordance with several accounting pronouncements, including FASB ASC 730, Research and Development, FASB ASC 350-40, Internal-Use Software, FASB 985-20, Costs of Computer Software to be Sold, Leased, or Marketed and FASB ASC 350-50, Website Development Costs.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for use internal and external, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development.

The Company capitalizes certain costs in the development of its proprietary software for the period after technological feasibility was determined and prior to marketing and initial sales. Website development costs have been capitalized, under the same criteria as marketed software.

Property, equipment, and software at December 31, 2015 and 2014 consist of the following:

	2015	2014
Furniture and Equipment	$28,785	$12,954
Software	164,941	99,108
Web Domains	10,111	10,111
	203,837	122,173
Accumulated Depreciation/Amortization	(112,047)	(100,438)
Property, Equipment, and Software, net	$91,790	$21,735

Depreciation and amortization charges included in general and administrative expenses for the years ending December 31, 2015 and 2014 amounted to $11,609 and $37,119, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. For all revenue transactions, the Company considers payment to be persuasive evidence of an arrangement. Refunds are included in net revenues and no estimate was necessary for future returns as revenues are not refundable after the revenue recognition criterion has been satisfied. Net revenue represents the commission the Company receives on the gross bets made on its platform after paying out winnings.

Deferred Revenue consists of unrecognized revenue paid in advance of the delivery or completion of services. Deferred revenue is recognized as revenue when the services are provided and all other revenue recognition criteria have been met.

Customer Deposits

Customer deposits include earnings from previous social motivation game winnings that are held in deposit and amounts from current social motivation games not estimated to be earned by the Company.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock-based awards issued to date are comprised of employee stock options.

Advertising Costs

Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising costs expensed were $211,754 and $180,844 for the years ended December 31, 2015 and 2014, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2015	2014

Series A-1 Preferred Stock (convertible to common stock)	631,743	-
Series Seed Preferred Stock (convertible to common stock)	7,912,402	7,912,402
Series A Preferred Stock (convertible to common stock)	6,330,413	6,330,413
Warrants (2010) to purchase common stock	-	108,577
Warrants (2013) to purchase common stock	217,155	217,155
Warrants (2015) to purchase common stock	217,155	-
Stock options	3,104,647	2,629,076
Total potentially dilutive shares	18,413,515	17,197,623

As all potentially dilutive securities are anti-dilutive for the years ended December 31, 2015 and 2014, diluted net loss per share is the same as basic net loss per share for each year.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2015 and 2014, $29,500 and $0, respectively, of offering costs remained capitalized.

NOTE 5: STOCKHOLDERS' EQUITY

On March 4, 2016, the Company effected a 1.08577908 to 1 stock split on all outstanding stock. All share, options, warrants, and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

Common Stock

In July 2011, the Company amended its Certificate of Incorporation to increase its authorized common stock from 11,000,000 shares to 18,000,000. In August 2014, the Company amended its Certificate of Incorporation to increase its authorized common stock from 18,000,000 shares to 30,000,000 shares. In March 2016, the Company amended its Certificate of Incorporation to increase its authorized common stock from 30,000,000 shares to 50,000,000 shares.

The Company is authorized to issue 30,000,000 shares of common stock at $0.001 par value, as of December 31, 2015 and 2014. Common stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders, do not have cumulative voting rights, have no preemptive rights to purchase common stock, no conversion or redemption rights or sinking fund provisions with respect to the common stock, and are entitled to share ratably in dividends. In the event of liquidation, common stockholders are entitled to share pro rata all assets remaining after payment in full of all liabilities and preferences.

The Company has reserved 3,430,471 shares of its common stock for pursuant to the Equity Incentive Plan. 3,104,647 and 2,629,076 stock options are outstanding as of December 31, 2015 and 2014, respectively.

Restricted Stock Shares

February 2015, the Company granted 10,857 shares of fully vested Common Stock to an advisor of the Company for consulting services performed for the company under a consulting services agreement dated January 1, 2015.

Preferred Stock

In July 2011, the Company amended its Certificate of Incorporation to authorize 4,000,000 shares of $0.001 par preferred stock, of which 3,704,000 shares were designated as Series Seed Preferred Stock. In August 2014, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 4,000,000 shares to 15,894,209 shares, of which 7,287,315 shares were designed as Series Seed Preferred Stock and 8,606,894 shares were designated as Series A Preferred Stock. In September 2015, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 15,894,209 shares to 16,002,546 shares, of which 7,287,315 shares were designed as Series Seed Preferred Stock, 6,030,306 shares were designated as Series A Preferred Stock and 2,684,925 shares were designated as Series A-1 Preferred Stock. In March 2016, the Company amended its Certificate of Incorporation to increase its authorized preferred stock from 16,002,546 shares to 35,091,802 shares, of which 7,912,402 shares were designed as Series Seed Preferred Stock, 6,547,657 shares were designated as Series A Preferred Stock, 631,743 shares were designated as Series A-1 Preferred Stock, and 20,000,000 shares were designated as Series B Non-Voting Preferred Stock. 14,874,558 and 14,242,815 shares of preferred stock were issued and outstanding as of December 31, 2015 and 2014, respectively. The preferred stock is subject to mandatory conversion provisions upon an initial public offering and are not redeemable.

Series Seed Preferred Stock - Convertible

As of December 31, 2015 and 2014, there were 7,912,402 shares of $0.001 par value Series Seed Preferred Stock were issued and outstanding. The Series Seed Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.0199 per share (secondary to Series A Preferred Stock), and are convertible on a 1:1 basis to common stock. The Series Seed Preferred Stock have a liquidation preference of $0.2487 per share, which is subordinate to the liquidation preference on Series A Preferred Stock.

Series A Preferred Stock – Convertible

As of December 31, 2015 and 2014, there were 6,330,413 shares of $0.001 par value Series A Preferred Stock issued and outstanding. The Series A Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.4382 per share, and are convertible on a 1:1 basis to common stock. The Series A Preferred Stock have a liquidation preference of $0.4382 per share.

Series A-1 Preferred Stock – Convertible

The Company is authorized to issue 631,743 shares of Series A-1 Preferred Stock at $0.001 par value. In October 2015 the Company issued 631,743 shares, after effecting the stock spilt, of the Series A-1 Preferred Stock at $0.6861 per share, providing gross proceeds of $433,411.

The Series A-1 Preferred Stockholders are entitled to equal voting rights to common stockholders on an as-converted basis, contain certain dilution protections, have a dividend preference of $0.0549 per share, and are convertible on a 1:1 basis to common stock. The Series A Preferred Stock have a liquidation preference of $0.6861 per share.

Convertible Notes

As of December 31, 2013, the Company had issued $908,000 of convertible notes bearing interest at 10% per annum. The notes principal and accrued interest were convertible into Series Seed Preferred Stock at a conversion rate of $0.2487 per share, subject to adjustment for stock splits and other dilution protections. Voluntary conversion was allowed and the notes contained an automatic conversion provision triggered by a qualified offering, as defined in the notes. The maturity date on the notes was July 31, 2013, when all principal and accrued interest came due. At the maturity date, the notes had not triggered automatic conversion, none of the notes had been voluntarily converted, and the principal and unpaid interest had not been paid off. Resultantly, the convertible notes entered default under the terms of the agreement. Subsequently, in August 2014, the Company entered into a waiver agreement with each convertible note holder whereby the convertible note terms were amended removing default status and changing the note terms to trigger automatic conversion effective as of July 31, 2013. Accordingly, the notes were converted on August 13, 2014 to 3,890,935 shares of Series Seed Preferred Stock at a price per share of $0.2487 based on the $908,000 of principal outstanding and accrued interest through July 31, 2013. The convertible note holders were not credited for accrued interest from the July 31, 2013 maturity date through the actual conversion date under the terms of the waiver agreements. The balance due on the principal of the notes was $0, and accrued interest was $0, as of each December 31, 2015 and 2014.

Warrants

In 2010, the Company issued 108,577 warrants to purchase shares of common stock in conjunction with a convertible note financing round. The stock purchase warrants issued expire five years after their date of issuance in September of 2015, or upon a qualified financing. The exercise price for the common stock warrants is $0.0092 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued by the Company at the grant date using Black-Scholes and were determined to have a trivial fair value. In September 2015, the warrants were all exercised, resulting in the issuance of 108,577 shares of common stock for total proceeds of $1,000.

In August 2013, the Company issued 217,155 warrants to purchase shares of common stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $125,000 should liquidity needs arise for a period of the sooner of December 31, 2014 or at such time which the Company had $2,000,000 of cash available. The guaranty expired effective December 31, 2014. The stock purchase warrants granted in this arrangement expire seven years after their date of issuance or upon the any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend). The exercise price for the common stock warrants is $0.2487 per share and the warrants contain a net-settlement option the holder can elect which provides for a non-cash conversion calculation based on the fair value of the common stock at the exercise date. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued using a Black-Scholes model with the following assumptions: 30% volatility, seven year term, 0% dividends, 1.0% risk-free rate, $0.2487 per share exercise price, $0.2487 per share fair value. The estimated value of the common stock warrants at the issuance of $17,980 was been recorded as additional paid-in capital, capitalized to deferred financing costs on the balance sheet, and amortized to interest expense over the term of the guaranty, which was 16 months. A director of the Company has a financial interest in the counterparty to this arrangement.

In September 2015, the Company issued 217,155 warrants to purchase shares of Series A Preferred Stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $200,000 should liquidity needs arise for a period of the sooner of September 30, 2018 or at such time which the Company had $2,000,000 of cash available. The stock purchase warrants granted in this arrangement expire seven years after their date of issuance or upon the any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend). The exercise price for the common stock warrants is $0.4382 per share and the warrants contain a net-settlement option the holder can elect which provides for a non-cash conversion calculation based on the fair value of the common stock at the exercise date. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The common stock warrants were valued using a Black-Scholes model with the following assumptions: 30% volatility, seven year term, 0% dividends, 1.0% risk-free rate, $0.4382 per share exercise price. The estimated value of the preferred stock warrants at the issuance date of $73,800 was been recorded as additional paid-in capital, capitalized to deferred financing costs on the balance sheet, and amortized to interest expense over the term of the guaranty, which was satisfied in 2015. A director of the Company has a financial interest in the counterparty to this arrangement.

	December 31, 2015	December 31, 2014

	Warrants	Warrants

Outstanding - beginning of year	325,732	325,732
Granted	217,155	-
Exercised	(108,577)	-
Forfeited	-	-
Outstanding - end of year	434,310	325,732

NOTE 6: INCOME TAXES

For the years ended December 31, 2015 and 2014, the company did not record an income tax benefit because it has incurred taxable losses and has no history of generating taxable income and therefore the Company cannot presently anticipate the realization of a tax benefit on its net deferred tax asset. Therefore, the Company recorded a full valuation allowance against its net deferred tax assets of $1,820,710 and $957,205 as of December 31, 2015 and 2014, respectively. Deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets:
Share-based compensation expense	$42,207	$28,917
Net operating loss carryforward	1,774,244	934,800
Other	6,312	4,499
Deferred tax liabilities:
Property and equipment	(2,053)	(11,011)
Deferred tax asset	1,820,710	957,205
Valuation allowance	(1,820,710)	(957,205)
Net deferred tax asset	$-	$-

As of December 31, 2015 and 2014, the Company has net operating loss carryforwards of $4,442,275 and $2,749,412, respectively, which will begin to expire in 2030. The Company incurs Federal and state income taxes at rates of approximately 34% and 9%, respectively, and has used an effective blended rate of 39.9% in calculating its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Equity Incentive Plan

The 2010 Equity Incentive Plan (the "Plan") of the Company was approved by the written consent of the holder of a majority of the Company's outstanding common stock. The Plan provides the Company the ability to grant to any employee, director or consultants who provides services to the Company or any related entity, options, stock appreciation rights, restricted stock awards, restricted stock units, provided that only employees are entitled to receive incentive stock options in accordance with IRS guidelines. The Company reserved 3,430,471 shares of common stock for delivery under the Plan as of December 31, 2015 and 2014. Options available for issuance as of December 31, 2015 and 2014 were 325,824 and 801,395, respectively. Stock options expire ten years from the grant date and generally vest within two to four years, with occasional issuances with immediate or six month vesting schedules. Awards that are forfeited generally become available for grant under the plan. Pursuant to the Equity Incentive Plan and the employment agreements, between January 1, 2011 and December 31, 2015, the Compensation Committee of the Company's Board of Directors authorized the grants of stock options described below.

Stock Options

The following table summarizes the Company's stock option activity:

	December 31, 2015		December 31, 2014
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding - beginning of year	2,629,076	$0.2487	2,191,814	$0.2487
Granted	885,453	$0.4382	437,262	$0.2487
Exercised	-	$-	-	$-
Forfeited	(409,882)	$(0.3445)	-	$-
Outstanding - end of year	3,104,647	$0.24983	2,629,076	$0.2487
Exercisable at end of year	2,024,416	$0.2498	1,671,867	$0.2487

Weighted average grant date fair value of options granted during year	$0.1004		$0.0571

Weighted average duration in years to expiration of outstanding options at year-end	7.42		7.95

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the mid-point between vesting commencement and the end of the contractual term of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The 2015 common stock options were valued using a Black-Scholes model with the following assumptions: 30% volatility, five year term, 0% dividends, 1.0% risk-free rate, and $0.4382 per share exercise price. The 2014 common stock options were valued using a Black-Scholes model with the following assumptions: 30% volatility, five year term, 0% dividends, 1.0% risk-free rate, and $0.2487 per share exercise price.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Stock-based compensation expense related to stock options included in compensation & benefits expenses for the years ending December 31, 2015 and 2014 was $20,625 and $23,979, respectively.

Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty's performance is complete. Performance is typically completed monthly. Non-employee awards were 19,544 and 100,670, respectively, for the years ended December 31, 2015 and 2014.

Total compensation cost related to nonvested awards not yet recognized as of December 31, 2015 was approximately $90,000 and will be recognized over a weighted-average period of approximately 34 months. The amount of future stock option compensation expense could be affected by any future option grants or by any option holders leaving the Company before their grants are fully vested.

NOTE 8: RELATED PARTY TRANSACTIONS

Note Receivable to Related Party

In September 2014, the Company issued a $150,000 note to the founding shareholder and majority stockholder. The note bears interest of 1.89% per annum and matures in September 2021. No payments are required on the note until maturity when all principal and unpaid interest come due, though the note can be prepaid at any time without penalty. The note is collateralized by 1,467,005 shares of Common Stock held by the founding shareholder and majority stockholder.

In September 2015, the Company issued a $100,000 note to the founding and majority stockholder. The note bears interest of 1.89% per annum and matures in September 2022. No payments are required on the note until maturity when all principal and unpaid interest come due, though the note can be prepaid at any time without penalty. The note is collateralized by 978,004 shares of Common Stock held by the founding and majority stockholder.

Series A Preferred Stock to Related Party

A motivational game host is a holder of 570,501 shares of Series A Preferred Stock. Additionally, payments issued to the same motivational game host were $15,000 and $40,000, respectively, for the years ended December 31, 2015 and 2014.

Warrants

In August 2013, the Company issued 217,155 warrants to purchase shares of common stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $125,000 should liquidity needs arise for a period of the sooner of December 31, 2014 or at such time which the Company had $2,000,000 of cash available. The guaranty expired effective December 31, 2014. A director of the Company has a financial interest in the counterparty to this arrangement.

In September 2015, the Company issued 217,155 warrants to purchase shares of Series A Preferred Stock in conjunction with a financing arrangement. The financing arrangement provided that the Company could call upon the counterparty to the arrangement to provide $200,000 should liquidity needs arise for a period of the sooner of September 30, 2018 or at such time which the Company had $2,000,000 of cash available. A director of the Company has a financial interest in the counterparty to this arrangement.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Our business model involves a customer entering into a commitment contract as a means of providing motivation to reach a healthy goal (such as losing weight). Although we use the word “bet”, we do not believe that this kind of commitment contract is gambling because our games are fundamentally skill-based and the outcomes are generally under the player’s control. If our activities were deemed illegal or subject to gambling laws by appropriate authorities, however, especially in the United States, this could have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company elected to early adopt this pronouncement.

In April 2015, the FASB issued Accounting Standards Update No. 2015-05, Intangibles - Goodwill and Other -Internal-Use Software (Subtopic 350-40) ("ASU 2015-05"). ASU 2015-05 provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. ASU 2015-05 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company believes the adoption of ASU 2015-02 will not have a material effect on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Stock Split

In March 2016, the Company amended its Certificate of Incorporation to increase its authorized common stock from 30,000,000 shares to 50,000,000 shares and to increase its authorized preferred stock from 16,002,546 shares to 35,091,802 shares, of which 7,912,402 shares were designed as Series Seed Preferred Stock, 6,547,657 shares were designated as Series A Preferred Stock, 631,743 shares were designated as Series A-1 Preferred Stock, and 20,000,000 shares were designated as Series B Non-Voting Preferred Stock.

In March 2016, the Company amended its Certificate of Incorporation to authorize a 1.0857791 to 1 stock split on the issued and outstanding common stock, preferred stock, options, and warrants. All share amounts shown herein have been stated to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

Stock Options

Through June 2016, the Company has issued 336,592 stock options under the Equity Incentive Plan described in Note 7.

Series B Non-Voting Preferred Stock

In March 2016, the Company has filed with the Series and Exchange commission to sell 20,000,000 shares of Series B Non-Voting Preferred Stock. The offering has not closed.

Management’s Evaluation

Management has evaluated subsequent events through June 1, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 1, 2016.

WayBetter, Inc.

/s/ James Rosen

By James Rosen
Chief Executive Officer
Date:      July 1, 2016

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

/s/ James Rosen

James Rosen, Chief Executive Officer and Chairman of the Board
Date:     July 1, 2016

/s/ Matthew Daniel

Matthew Daniel, Chief Financial Officer
Date:      July 1, 2016

/s/ Amy Prager-Taylor

Amy Prager-Taylor, Chief Accounting Officer
Date:      July 1, 2016

/s/ Patrick George

Patrick George, Director
Date:     July 1, 2016